Exhibit 99.1

Bright Scholar Announces the Appointment of Ronald J. Packard as Independent Director and Member of the Audit Committee of the Board

FOSHAN, June 1, 2018: Bright Scholar Education Holdings Limited (the “Company,” “we” or “our”) (NYSE: BEDU) today announced the appointment of Mr. Ronald J. Packard as an independent director and member of the Audit Committee of the Company’s board of directors (the “Board”), effective from May 18, 2018.

Mr. Packard is the CEO and Founder of Pansophic Learning, a global technology based education company, and a well-known educator, entrepreneur, visionary and author of the well regarded book Education Transformation. He was previously the long time CEO and Founder of K12 Inc. He oversaw the growth of K12 from an idea to almost one billion dollors in revenue, making it one of the largest education companies in the world. Prior to K12, Mr. Packard was the Vice President of Knowledge Universe and CEO of Knowledge Schools, one of the nation’s largest early childhood education companies. In his private equity role at Knowledge Universe, he was instrumental in the successful investments in Learn Now, Charter School USA, TEC, and Children’s Discovery Center. Mr. Packard previously worked for McKinsey & Company and for Goldman Sachs and earned the Chartered Financial Analyst(CFA) designation in 1992.

Mr. Packard has received the Education Industry Association’s James P. Boyle Entrepreneurial Leadership Award, as well as the Ernst & Young Entrepreneur of the Year Award in the IT Services & Solutions category in Greater Washington. The University of Chicago’s Booth School of Business named him a Distinguished Alumni, and he also received an Outstanding Leadership Award from the United States Distance Learning Association. Mr. Packard has served on numerous corporate boards. Additionally, he served on the Department of Defense’s Education Advisory Committee and has been featured on nationwide radio and television shows and magazines, including Bloomberg TV, Forbes, and the Washington Post. He holds a B.A. from the University of California at Berkeley and an M.B.A. from the University of Chicago, both with honors.

The Board reviewed the independence of Mr. Packard and determined that he satisfied the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and the “independence” standards under Rule 10A-3 under the Securities Exchange Act of 1934. The board also believes that Mr. Packard’s extensive experience in the education industry and capital market will benefit Bright Scholar’s long-term growth.

About Bright Scholar Education Holdings Limited

Bright Scholar is the largest operator of international and bilingual K-12 schools in China*. The Company is dedicated to providing quality international education to Chinese students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education overseas. It also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of February 28, 2018, Bright Scholar operated 62 schools covering the breadth of K-12 academic needs of its students across eight provinces in China. In the first six months of the 2018 school year ended February 28, 2018, Bright Scholar had an average of 34,251 students enrolled at its schools.

*	In terms of student enrollment as of September 1, 2017, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2017.

IR Contact:

FleishmanHillard

Email: BrightScholar.ir@fleishman.com